EXHIBIT 99.1
Supplemental Information about Compensation based on UGI Common Stock
(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Equity-Based Compensation
All of our equity-based compensation, principally comprising UGI stock options, grants of UGI stock-based equity instruments and grants of AmeriGas Partners equity instruments (together with UGI stock-based equity instruments, “Units”), are measured at fair value on the grant date, date of modification or end of the period, as applicable. Compensation expense is recognized on a straight-line basis over the requisite service period. Depending upon the settlement terms of the awards, all or a portion of the fair value of equity-based awards may be presented as a liability or as equity on our Consolidated Balance Sheets. Equity-based compensation costs associated with the portion of Unit awards classified as equity are measured based upon their estimated fair value on the date of grant or modification. Equity-based compensation costs associated with the portion of Unit awards classified as liabilities are measured based upon their estimated fair value at the grant date and remeasured as of the end of each period.
We have calculated a tax windfall pool using the shortcut method. We record deferred tax assets for awards that we expect will result in deductions on our income tax returns based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which we will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax benefit received on the income tax return are recorded in Common Stock (if the tax benefit exceeds the deferred tax asset) or in the Consolidated Statements of Income (if the deferred tax asset exceeds the tax benefit and no tax windfall pool exists from previous awards).
UGI Equity-Based Compensation Plans and Awards. On January 24, 2013, the Company’s shareholders approved the UGI Corporation 2013 Omnibus Incentive Compensation Plan (the “2013 OICP”). The 2013 OICP succeeds the UGI Corporation 2004 Omnibus Equity Compensation Plan Amended and Restated as of December 5, 2006 (the “2004 OECP”) for awards granted on or after January 24, 2013. The 2004 OECP will continue in effect but all future grants issued pursuant to it will be solely in the form of options to acquire Common Stock. Under the 2013 OICP, we may grant options to acquire shares of UGI Common Stock, stock appreciation rights (“SARs”), UGI Units (comprising “Stock Units” and “UGI Performance Units”), other equity-based awards and cash to key employees and non-employee directors. The exercise price for options may not be less than the fair market value on the grant date. Awards granted under the 2013 OICP may vest immediately or ratably over a period of years, and stock options can be exercised no later than ten years from the grant date. In addition, the 2013 OICP provides that awards of UGI Units may also provide for the crediting of dividend equivalents to participants’ accounts. Except in the event of retirement, death or disability, each grant, unless paid, will terminate when the participant ceases to be employed. There are certain change of control and retirement eligibility conditions that, if met, generally result in accelerated vesting or elimination of further service requirements.
Under the 2004 OECP, we could grant options to acquire shares of UGI Common Stock, UGI Units and other equity-based awards to key employees and non-employee directors through January 23, 2013 (except with respect to the granting of stock option awards as previously mentioned). Under the 2004 OECP, the exercise price for stock options could not be less than the fair market value on the grant date. Awards granted under the 2004 OECP could vest immediately or ratably over a period of years, and stock options could be exercised no later than ten years from the date of grant. In addition, the 2004 OECP provided that the awards of UGI Units could include the crediting of dividend equivalents to participants’ accounts.
Under the 2013 OICP, awards representing up to 21,750,000 shares of UGI Common Stock may be granted. Dividend equivalents on UGI Unit awards to employees will be paid in cash. Dividend equivalents on non-employee director awards are accumulated in additional Stock Units. UGI Unit awards granted to employees and non-employee directors are settled in shares of Common Stock and cash. UGI Unit awards granted to Antargaz employees are settled in shares of Common Stock. With respect to UGI Performance Unit awards, the actual number of shares (or their cash equivalent) ultimately issued, and the actual amount of dividend equivalents paid, is generally dependent upon the achievement of market performance goals and service conditions. It is currently our practice to issue treasury shares to satisfy substantially all option exercises and UGI Unit awards. Beginning during Fiscal 2012, options may be net exercised whereby shares equal to the option price and grantee’s minimum applicable payroll tax withholding are withheld from the number of shares payable (“net exercise”). We record shares withheld pursuant to a net exercise as shares reacquired.

UGI Stock Option Awards. Stock option transactions under equity-based compensation plans during Fiscal 2012, Fiscal 2013 and Fiscal 2014 follow:

	Shares	Weighted Average Option Price	Total Intrinsic Value	Weighted Average Contract Term (Years)
Shares under option — September 30, 2011	11,509,769	$17.03	$15.1	6.2
Granted	2,262,075	$19.51
Cancelled	(482,400)	$18.49
Exercised	(1,202,786)	$13.95	$7.2
Shares under option — September 30, 2012	12,086,658	$17.75	$41.4	6.1
Granted	2,275,350	$22.38
Cancelled	(134,754)	$20.34
Exercised	(4,033,302)	$16.39	$35.4
Shares under option — September 30, 2013	10,193,952	$19.28	$69.6	6.8
Granted	1,665,600	$27.93
Cancelled	(86,707)	$22.76
Exercised	(2,815,555)	$17.44	$37.4
Shares under option — September 30, 2014	8,957,290	$21.44	$113.3	7.0
Options exercisable — September 30, 2012	7,976,547	$16.88
Options exercisable — September 30, 2013	5,871,091	$17.95
Options exercisable — September 30, 2014	5,073,347	$19.45	$74.2	6.0
Options not exercisable — September 30, 2014	3,883,943	$24.02	$39.1	8.5

Cash received from stock option exercises and associated tax benefits were $22.2 and $13.0, $30.8 and $12.1, and $9.4 and $2.3 in Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. As of September 30, 2014, there was $6.5 of unrecognized compensation cost associated with unvested stock options that is expected to be recognized over a weighted-average period of 1.7 years.
The following table presents additional information relating to stock options outstanding and exercisable at September 30, 2014:

	Range of exercise prices
	Under $15.00	$15.01 - $20.00	$20.01 - $25.00	Over $25.00
Options outstanding at September 30, 2014:
Number of options	102,000	3,452,480	3,500,910	1,901,900
Weighted average remaining contractual life (in years)	1.4	5.7	7.2	9.2
Weighted average exercise price	$14.47	$18.15	$21.45	$27.74
Options exercisable at September 30, 2014:
Number of options	102,000	2,727,509	2,077,840	165,998
Weighted average exercise price	$14.47	$17.81	$21.27	$26.85

UGI Stock Option Fair Value Information. The per share weighted-average fair value of stock options granted under our option plans was $4.97 in Fiscal 2014, $3.29 in Fiscal 2013 and $2.87 in Fiscal 2012. These amounts were determined using a Black-Scholes option pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The expected life of option awards represents the period of time during which option grants are expected to be outstanding and is derived from historical exercise patterns. Expected volatility is based on historical volatility of the price of UGI’s Common

Stock. Expected dividend yield is based on historical UGI dividend rates. The risk free interest rate is based on U.S. Treasury bonds with terms comparable to the options in effect on the date of grant.
The assumptions we used for valuing option grants during Fiscal 2014, Fiscal 2013 and Fiscal 2012 are as follows:

	2014	2013	2012
Expected life of option	5.75 years	5.75 years	5.75 years
Weighted average volatility	24.3%	24.9%	24.7%
Weighted average dividend yield	2.9%	3.6%	3.5%
Expected volatility	23.7% - 24.4%	24.4% - 24.9%	24.7%
Expected dividend yield	2.7% - 2.9%	3.2% - 3.7%	3.3% - 3.7%
Risk free rate	1.8% - 2.0%	0.8% - 1.7%	0.8% - 1.1%

UGI Unit Awards. UGI Stock Unit and UGI Performance Unit awards entitle the grantee to shares of UGI Common Stock or cash once the service condition is met and, with respect to UGI Performance Unit awards, subject to market performance conditions. UGI Performance Unit grant recipients are awarded a target number of Performance Units. The number of UGI Performance Units ultimately paid at the end of the performance period (generally three years) may be higher or lower than the target amount, or even zero, based on UGI’s Total Shareholder Return (“TSR”) percentile rank relative to (i) companies in the Standard & Poor’s Utilities Index for grants prior to January 1, 2011 and (ii) the Russell Midcap Utility Index, excluding telecommunication companies, for grants on or after January 1, 2011 (each a respective “UGI comparator group”). For grants issued on or after January 1, 2013, grantees may receive 0% to 200% of the target award granted. For such grants, if UGI’s TSR ranks below the 25th percentile compared to the UGI comparator group, the employee will not be paid. At the 25th percentile, the employee will be paid an award equal to 25% of the target award; at the 40th percentile, 70%; at the 50th percentile, 100%; and at the 90th percentile and above, 200%. For grants issued prior to January 1, 2013, grantees may receive 0% to 200% of the target award granted. For such grants, if UGI’s TSR ranks below the 40th percentile compared to the UGI comparator group, the employee will not be paid. At the 40th percentile, the employee will be paid an award equal to 50% of the target award; at the 50th percentile, 100%; and at the 100th percentile, 200%. The actual amount of the award is interpolated between these percentile rankings. Dividend equivalents are paid in cash only on UGI Performance Units that eventually vest.
The fair value of UGI Stock Units on the grant date is equal to the market price of UGI Stock on the grant date plus the fair value of dividend equivalents if applicable. Under GAAP, UGI Performance Units are equity awards with a market-based condition which, if settled in shares, results in the recognition of compensation cost over the requisite employee service period regardless of whether the market-based condition is satisfied. The fair values of UGI Performance Units are estimated using a Monte Carlo valuation model. The fair value associated with the target award is accounted for as equity and the fair value of the award over the target, as well as all dividend equivalents, is accounted for as a liability. The expected term of the UGI Performance Unit awards is three years based on the performance period. Expected volatility is based on the historical volatility of UGI Common Stock over a three-year period. The risk-free interest rate is based on the yields on U.S. Treasury bonds at the time of grant. Volatility for all companies in the UGI comparator groups is based on historical volatility.
The following table summarizes the weighted average assumptions used to determine the fair value of UGI Performance Unit awards and related compensation costs:

	Grants Awarded in Fiscal
	2014	2013	2012
Risk free rate	0.8%	0.4%	0.4%
Expected life	3 years	3 years	3 years
Expected volatility	20.3%	21.1%	22.2%
Dividend yield	2.7%	3.3%	3.5%

The weighted-average grant date fair value of UGI Performance Unit awards was estimated to be $32.32 for Units granted in Fiscal 2014, $25.31 for Units granted in Fiscal 2013 and $18.17 for Units granted in Fiscal 2012.

The following table summarizes UGI Unit award activity for Fiscal 2014:

	Total		Vested		Non-Vested
	Number of UGI Units	Weighted Average Grant Date Fair Value (per Unit)	Number of UGI Units	Weighted Average Grant Date Fair Value (per Unit)	Number of UGI Units	Weighted Average Grant Date Fair Value (per Unit)
September 30, 2013	1,380,902	$18.35	822,975	$15.45	557,927	$22.62
UGI Performance Units:
Granted	189,450	$32.32	9,570	$32.02	179,880	$32.33
Forfeited	(7,200)	$24.95	—	$—	(7,200)	$24.95
Vested	—	$—	205,282	$21.15	(205,282)	$21.15
Unit awards paid	(267,146)	$22.17	(267,146)	$22.17	—	$—
UGI Stock Units:
Granted (a)	44,814	$27.41	43,689	$27.35	1,125	$29.84
Vested	—	$—	1,500	$22.29	(1,500)	$22.29
Unit awards paid	(34,639)	$14.41	(34,639)	$14.41	—	$—
September 30, 2014	1,306,181	$20.58	781,231	$16.60	524,950	$26.51

(a)	Generally, shares granted under UGI Stock Unit awards are paid approximately 70% in shares. UGI Stock Unit awards granted in Fiscal 2013 and Fiscal 2012 were 51,038 and 63,668, respectively.
During Fiscal 2014, Fiscal 2013 and Fiscal 2012, the Company paid UGI Performance Unit and UGI Stock Unit awards in shares and cash as follows:

	2014	2013	2012
UGI Performance Unit awards:
Number of original awards granted	331,038	328,025	316,125
Fiscal year granted	2011	2010	2009
Payment of awards:
Shares of UGI Common Stock issued	174,168	97,622	—
Cash paid	$3.1	$1.6	$—
UGI Stock Unit awards:
Number of original awards granted	34,639	54,269	49,347
Payment of awards:
Shares of UGI Common Stock issued	22,604	35,274	32,636
Cash paid	$0.4	$0.5	$0.2

During Fiscal 2014, Fiscal 2013 and Fiscal 2012, we granted UGI Unit awards representing 234,264, 381,900 and 359,768 shares, respectively, having weighted-average grant date fair values per Unit of $31.38, $24.87 and $18.45, respectively.
As of September 30, 2014, there was a total of approximately $8.8 of unrecognized compensation cost associated with 1,306,181 UGI Unit awards outstanding that is expected to be recognized over a weighted-average period of 1.7 years. The total fair values of UGI Units that vested during Fiscal 2014, Fiscal 2013 and Fiscal 2012 were $8.7, $6.0 and $3.6, respectively. As of September 30, 2014 and 2013, total liabilities of $18.5 and $8.0, respectively, associated with UGI Unit awards are reflected in employee compensation and benefits accrued and other noncurrent liabilities in the Consolidated Balance Sheets.
At September 30, 2014, 17,499,524 shares of Common Stock were available for future grants under the 2013 OICP, and up to 172,646 shares of Common Stock were available for future grants of stock options under the 2004 OECP.

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